SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIRECT INSITE CORP.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Paul Lisiak
c/o Metropolitan Equity Partners
70 East 55th Street, 15th Floor
New York, NY 10022
(212) 561-1256

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

January 10, 2014
 (Date of Event Which Requires Filing of This Statement)

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Metropolitan Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF – Contributions of Partners or Affiliates
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,568,492 (See Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 1,568,492 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,492 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (See Item 5)
14	TYPE OF REPORTING PERSON* PN (Limited Partnership)

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul Lisiak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 8,264 (See Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,568,492 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 8,264 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,568,492 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,756 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Adrian Blumfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	7	SOLE VOTING POWER 14,727 (See Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,568,492 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 14,727 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,568,492 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,219 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

Introduction

This Amendment No. 8 to Schedule 13D (this “Amendment”) filed on behalf Metropolitan Venture Partners II, L.P., a Delaware limited partnership (“MetVP II”), Paul Lisiak and Adrian Blumfield (together with MetVP II, the “Reporting Persons”) is being made to the Schedule 13D, as amended, (the “Schedule 13D”) previously filed by MetVP II and certain other persons.  Those other persons are no longer joint filers of the Schedule 13D for the reasons described in this Amendment.

 Item 1. Security and Issuer

This Amendment relates to the shares of common stock, par value $.0001 per share (the “Common Stock”), of Direct Insite Corp. a Delaware corporation (the “Issuer” or the “Company”).  The principal executive offices of the Company are located at 500 East Broward Boulevard, Suite 1550, Fort Lauderdale, Florida 33394.

Item 2  Identity and Background

MetVP II is a limited partnership, organized under the laws of Delaware.  MetVP II’s principal business is to pursue and make investments.  The general partner of MetVP II is Metropolitan GP Holdings, LLC, Series METVP II (“MetGP II”), a series of Metropolitan GP Holdings, LLC (“MetGP Holdings”), a limited liability company organized under the laws of Delaware.  MetGP II’s principal business is to act as the general partner of MetVP II.

MetGP II is managed by Metropolitan Equity Partners LLC (“MetEP”), ”), a limited liability company organized under the laws of Delaware, which also owns 90% of the equity interests in MetGP II.  The principal business of MetEP is to pursue, make and manage investments.  MetEP is managed by a Board of Representatives composed of Paul Lisiak and Adrian Blumfield.  In addition, Mr. Lisiak is the Managing Partner of MetEP and Mr. Blumfield is the Chairman of MetEP.

The address and principal place of business of each of MetVP II, MetGP II, MetEP and Mr. Lisiak  is 70 East 55th Street, 15th Floor.

The principal occupation of Mr. Lisiak is Managing Partner of MetEP.

The business address of Adrian Blumfield is 70 East 55th Street, 15th Floor, New York, NY 10022. The present principal occupation of Adrian Blumfield is Chairman of MetEP.

During the last five years, none of the Reporting Persons, MetGP II or MetEP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons, MetGP II or MetEP have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Mr Lisiak is a citizen of the United States. Mr Blumfield is a citizen of the United Kingdom and a Permanent Resident of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Reference is made to Item 3 of the initial Schedule 13d and the prior amendments thereto for information with respect to the acquisition by MetVP II of its interests in the Company, including the source and amount of funds or other consideration used to acquire such interests.

Mr. Blumfield received 14,727 shares of Common Stock as a distribution from Metropolitan Venture Partners (Advisors), L.P., in which he has a limited partnership interest.

On January 1, 2014, Mr. Lisiak received 8,264 shares of restricted Common Stock from the Company, which vest daily over a two year period, as part of an annual grant as compensation for services as a director of the Company.

Item 4.   Purpose of Transaction.

Prior to January 10, 2014, Metropolitan Venture Partners (Advisors), L.P. (“MetVP Advisors”) was the general partner and a limited partner of MetVP II.  Metropolitan Venture Partners Corp. ("MetVP Corp.") is the general partner of MetVP Advisors.  MetVP Corp. also serves as the general partner to Metropolitan Venture Partners, L.P. (“MetVP LP”) which, prior to January 10, 2014, was a limited partner of both MetVP Advisors and MetVP II.  Messrs. Lisiak and Blumfield serve on the board of directors of MetVP Corp.

On January 10, 2014, MetVP Advisors withdrew as general partner of MetVP II, and MetGP II was admitted as the new general partner of MetVP II.  MetVP Advisors, Michael Levin and Lawrence Hite who also serve as directors of general partner of MetVP Advisors, and Tall Oaks Group LLC (“Tall Oaks”), which is controlled by Mr. Hite, previously were included as reporting persons under the Schedule 13D.  As a result of the withdrawal of MetVP Advisors as general partner of MetVP II, MetVP Advisors, Messrs. Levin and Hite and Tall Oaks may no longer be deemed to be acting together with MetVP II with respect to the Common Stock, and have ceased to be included as reporting persons under the Schedule 13D.

Also on January 10, 2014,  the partnership agreement of MetVP II was amended, among other things to extend the term of the MetVP II and to allow limited partners to withdraw from MetVP II and receive a proportionate distribution of shares of Common Stock from MetVP II, subject to certain adjustments.  See Item  6.  In total, MetVP II distributed 375,143 shares of Common Stock to the withdrawing limited partners, including 225,813 shares distributed to MetVP Advisors and 98,308 shares distributed to MetVP LP.  MetVP Advisors, in turn, on January 13, 2014, distributed the shares it received to its limited partners, including 201,268 shares to MetVP LP and 14,727 shares to Adrian Blumfield.

On January 10, 2014, MetVP II sold 372,155 shares of Common Stock, for the purpose of satisfying certain of its outstanding liabilities, including a liability owed by MetVP II to MetVP Corp.  The sale was made pursuant to a Stock Purchase Agreement, the terms of which are described in Items 6.

Concurrently with the sale by MetVP II described in the preceding paragraph, MetVP Corp. sold its remaining 45,395 shares of Common Stock on identical terms and to the same purchaser and used the cash proceeds to satisfy a portion of its outstanding liability to MetVP LP.

Mr. Lisiak is a director of the Company, a member of its Audit and Compensation Committees and the Chairman of its Governance and Nominating Committee.

Item 5 Interest in Securities of the Issuer

(a)            As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own an aggregate of 1,591,483 of Common Stock, representing approximately 12.6%1 of the outstanding shares of Common Stock.2

MetVP II beneficially owns 1,568,492 shares of Common Stock, representing approximately 12.4% of the Common Stock outstanding.

1	Based on 12,620,717 shares of Common Stock outstanding on September 30, 2013, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

2	Does not include 299,576 shares held by MetVP LP, in which Messrs. Lisiak and Blumfield are limited partners, and members of the board of directors of its general partner, and from which they may have the right to receive distributions in the future.

Mr. Lisiak beneficially owns 8,264 3 shares of Common Stock, representing less than 0.1% of the Common Stock outstanding.  These shares were received as compensation for service as a director of the Company and vest daily over a two-year period.

Mr. Blumfield beneficially owns 14,727 shares of Common Stock, representing approximately 0.1% of the Common Stock outstanding.

(b)            MetVP II and Mr. Blumfield each have sole power to vote and dispose of the shares of Common Stock reported as respectively owned by such Reporting Person in Item 5(a).  Mr. Lisiak has the sole power to vote and dispose of the shares reported as beneficially owned by him in Item 5(a) to the extent such powers have vested.

By reason of MetGP II’s position as general partner of MetVP II, MetEP’s role as manager of MetGP II, and Messrs. Lisiak’s and Blumfield’s positions as members of the Board of Representatives of MetEP, MetGP II, MetEP, Paul Lisiak and Adrian Blumfield may be deemed to possess the shared power to vote and dispose of Common Stock beneficially owned by MetVP II.

(c)            On January 10, 2014, MetVP II sold 372,155 shares of Common Stock to a third party  consideration for $1.50 per share, or $558,232.50 in cash.  See Item 6 for a description of the Stock Purchase Agreement pursuant to which the shares were sold.

As described in Item 4, on January 13, 2014, MetVP II distributed 375,143 shares to certain of its limited partners in connection with their withdrawal from MetVP II.   Also, as described in Item 4, on January 13, 2014, MetVP Advisors distributed 14,727 shares to Mr. Blumfield.

On January 1, 2014, Paul Lisiak received a grant of 8,264 shares of restricted stock as compensation for services as director of the Company, which vest daily over a two-year period.

(d)           Not applicable.

(e)            On January 10, 2014, MetVP Advisors withdrew as general partner of MetVP II, and MetGP II was admitted as the new general partner of MetVP II.  As a result, MetVP Advisors, MetVP Corp., Messrs. Levin and Hite and Tall Oaks may no longer be deemed to be acting together with MetVP II with respect to the shares of Common Stock.  To the extent that these individuals and entities may previously have been deemed to be members of a “group” (within the meaning of Section 13(d) of the Exchange Act) with MetVP II, and to share beneficial ownership of the shares of Common Stock owned by MetVP II, they no longer are members of such a “group” nor do they have any such beneficial ownership.  See Item 4.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On January 13, 2014, MetVP entered into a Stock Purchase Agreement (the “SPA”) for the sale of 372,155 shares of Common Stock to Kravetz Capital Funding, LLC in consideration for $1.50 per share, or $558,232.50 in cash.  Under the terms of the SPA, MetVP II retained a contingent right to one-half of the net consideration in excess of $1.50, received by the purchaser from a transaction in respect of the shares that it purchased that (i) closes during the 180 day period beginning on January 10, 2014 or (ii) closes after such 180 day period pursuant to a binding agreement entered into by Purchaser or the Company during such 180 day period.  Each limited partner of MetVP II as of January 10, 2014, including any limited partners who withdrew or sold their limited partnership interests on or after that date, will share in any distributions by MetVP II in respect of this contingent right in proportion to such limited partner’s percentage interest in MetVP II as of January 10, 2014. This description is qualified in its entirety by reference to the SPA, a copy of which is attached as Exhibit 10.1 hereto.

3	Does not include 84,105 shares of Common Stock that Mr. Lisiak has the right to receive pursuant to the Directors' Deferred Compensation Plan of the Company, and whose receipt Mr. Lisiak has elected to defer receipt of until January 15th of the year following his termination of service as director.

The Voting Agreement among MetVP II, MetVP Advisors, MetVP Corp. Michael Levin, Tall Groups, LLC, Lawrence D. Hite, Thomas C. Lund, Craig W. Thomas, Bradley M. Tirpak and S.A.V.E. Partners III, LLC, dated as of April 22, 2011, as amended, terminated by its terms on May 25, 2011, the date of the Company’s 2011 annual meeting.

Item 7.   Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 10.1	Stock Purchase Agreement, dated as of January 10, 2014, by among MetVP II and the Purchaser whose name is set forth on the signature page thereto.

Exhibit 99.1	Joint Filing Agreement of Reporting Persons dated as of February 19, 2014 by among MetVP II, Paul Lisiak and Adrian Blumfield.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP II is true, complete and correct.

Dated: February 19, 2014

METROPOLITAN VENTURE PARTNERS II, L.P.
By: METROPOLITAN GP HOLDINGS, LLC, SERIES METVP II, its general partner
By: METROPOLITAN EQUITY PARTNERS, LLC, its manager

By: /s/ Paul Lisiak
Name: Paul Lisiak
Title: Managing Partner

/s/ Paul Lisiak
Paul Lisiak

/s/ Adrian Blumfield
Adrian Blumfield